Exhibit 99.1

October 24, 2014

Press release

Turquoise Hill appoints Dr. James Gill as director

VANCOUVER, CANADA – Turquoise Hill Resources today announced the appointment of Dr. James Gill to the Company’s Board as an independent director effective November 1, 2014.

Dr. Gill is an experienced explorer, developer and operator with more than 40 years of international mining experience. From 1981 until 2007, he was President and CEO of AUR Resources, which was acquired by Teck Resources in August 2007. Dr. Gill currently serves as Non-Executive Chairman and director of Thundermin Resources Ltd. and as a technical advisor to Gowest Gold Corp and Asset Chile’s Fenex Fund.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper- gold and coal mines in Mongolia. The Company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Turquoise Hill also holds a 56% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878) and is in the process of divesting a majority of its stake.

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

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Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com